Exhibit 2
                                                                      ---------

                               AUDITOR'S CONSENT

We hereby consent to the inclusion in Research In Motion Limited's Annual Report on Form 40-F for the year ended March 1, 2003, of our report dated March 28, 2003 (except as to note 14 which is as of May 28, 2003), and to the references to us in such Form 40-F.


                                                 /s/ Zeifman & Company, LLP

Toronto, Canada                                  Chartered Accountants
July 16, 2003